ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

April 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Jimmy McNamara

RE:	MAIA Biotechnology, Inc.
Registration Statement on Form S-1 (File No. 333-269606)
Request for Acceleration of Effective Date
Requested Date: April 20, 2023
Requested Time: 5:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as a representative of the several underwriters, hereby join in the request of MAIA Biotechnology, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time (US), on April 20, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,
THINKEQUITY LLC
By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking